

March 16, 2009

<u>**Via U.S. Mail and Fax (604) 408-9301**</u>
Mr. Harpreet Janda
Chief Financial Officer
Arris Resources, Inc.
1250 West Hastings Street
Vancouver, British Columbia
Canada V6E 2M4

      Re: **Arris Resources, Inc.**
                   Form 20-F/A#2 for the Fiscal Year Ended December 31, 2007
                   Filed February 20, 2009

                   File No. 0-29208

Dear Mr. Janda:

We have reviewed your response letter dated February 19, 2009 and have the following comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A#2 for the fiscal year ended December 31, 2007

Item 15. Controls and Procedures, page 31

1.   We note your amended Form 20-F/A filed February 19, 2009 and your conclusion that your disclosure controls and procedures were effective. We also note you have concluded your internal controls over financial reporting are not effective. Further, under the caption Internal Controls and Procedures and Disclosure Controls within your Management's Discussion and Analysis section you conclude your weakness in internal control over financial reporting should also be considered a weakness in your disclosure controls and procedures. Based on your disclosure, please amend your Form 20-F/A to conclude your disclosure controls and procedures are <u>not effective</u> or tell us in detail how your disclosure controls and procedures can be effective with a material weakness in your internal control over financial reporting.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Chris White

                                                Chris White
                                                Branch Chief